MindMed **Mind Medicine (MindMed) Inc.**

ODYSSEY
702-67 Yonge St.
Toronto ON M5E 1J8

Form of Proxy – Annual and Special Meeting to be held on May 27, 2021

Appointment of Proxyholder
I/We being the undersigned holder(s) of **Mind Medicine (MindMed) Inc.** hereby appoint **David Guebert**, Chief Financial Officer or, failing this person, **Collin Gage**, Vice President of Corporate Development

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

☐

To register a proxyholder, shareholders MUST send an email to mindmed@odysseytrust.com and provide Odyssey Trust Company with their proxyholder's contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email.

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Mind Medicine (MindMed) Inc. ("**MindMed**") to be held virtually at https://web.lumiagm.com/299193020 at 2:00 p.m. (Eastern Time) or at any adjournment thereof.

	For	Against
1. **Number of Directors.** To set the number of directors to be elected at the Meeting to at six (6).	☐	☐

2. **Election of Directors.**

	For	Withhold		For	Withhold		For	Withhold
a. **Jamon Alexander Rahn**	☐	☐	b. **Miriam Halperin Wernli**	☐	☐	c. **Stephen L. Hurst**	☐	☐
d. **Bruce Linton**	☐	☐	e. **Perry Dellelce**	☐	☐	f. **Brigid A. Makes**	☐	☐

	For	Withhold
3. **Appointment of Auditors.** To re-appoint RSM Canada LLP as auditors of MindMed, to hold office until the next annual meeting of shareholders of MindMed, and to authorize the directors of MindMed to fix the auditors' remuneration.	☐	☐

	For	Against
4. **Adoption of Alteration Resolution.** To consider and, if deemed appropriate, approve, with or without variation, by special resolution, the Alteration Resolution, the full text of which is set out in the accompanying management information circular of MindMed dated April 19, 2021 (the "**Circular**").	☐	☐
5. **Alteration of Compensation Plans Increase Resolution.** To consider and, if deemed appropriate, approve, with or without variation, by ordinary resolution, the Compensation Plans Increase Resolution, the full text of which is set out in the accompanying Circular.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, **this Proxy will be voted as recommended by Management.**

Signature(s):

Date

/ /
MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to **RECEIVE** Interim Financial Statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

Annual Financial Statements – Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 2:00 p.m., Eastern Time, on May 25, 2021.

Notes to Proxy

1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent such holder at the Annual and Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.
2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management of MindMed to the holder.
5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management of MindMed.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting accompanying the Circular or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by management of MindMed.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:


X VOTE PROXY

To Vote Your Proxy Online please visit:

https://login.odysseytrust.com/pxlogin **and click on VOTE. You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy.**

Shareholder Address and Control Number Here

To Virtually Attend the Meeting:

You can attend the meeting virtually by visiting https://web.lumiagm.com and entering the meeting ID 299-193-020. The password to join the meeting is "mindmed2021" For further information on the virtual AGM and how to attend it, please view the accompanying Circular.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.